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                           June 18, 2020

       Karen G. Narwold
       EVP, Chief Administrative Officer and General Counsel
       Albemarle Corporation
       4250 Congress Street, Suite 900
       Charlotte, North Carolina 28209

                                                        Re: Albemarle
Corporation
                                                            Registration
Statement on Form S-4
                                                            Filed June 10, 2020
                                                            File No. 333-239081

       Dear Ms. Narwold:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jason L.
Drory at 202-551-8342 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Lisa Jacobs